UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the Fiscal Year Ended December 31, 2005
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-14209

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         FirstBank Northwest 401 (k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         FirstBank NW Corp.
         1300 16th Avenue
         Clarkston, Washington  99403

Financial Statements and Exhibits
---------------------------------

(a)      Financial Statements

         The FirstBank Northwest 401 (k) Plan became effective as of January 1, 1994. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2005 and 2004.

(b)      Exhibit 23 Consent of Independent Auditors

                                   SIGNATURES

         The Plan. Pursuant to the requirement of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       /s/ DONNA SHEETS
                                       ----------------------------------------
                                       Trustee, FirstBank Northwest 401 (k) Plan

                                       By: /s/ DONNA SHEETS
                                           -------------------------------------
                                           Donna Sheets
                                           Human Resources Manager
                                           FirstBank Northwest

Date:  June 30, 2006

                         FIRSTBANK NORTHWEST 401(k) PLAN

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM
                                       and
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

FIRSTBANK NORTHWEST 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


TABLE OF CONTENTS
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1


FINANCIAL STATEMENTS

      Statement of net assets available for benefits                           2

      Statement of changes in net assets available for benefits                3

      Notes to financial statements                                          4-8


SUPPLEMENTAL INFORMATION

      Schedule of assets (held at end of year)                                 9

                             [MOSS ADAMS LETTERHEAD]




REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM



To the Board of Trustees
FirstBank Northwest 401(k) Plan
Clarkston, Washington


We have audited the accompanying statements of net assets available for benefits of FirstBank Northwest 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FirstBank Northwest 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS, LLP

Spokane, Washington
June 28, 2006

FIRSTBANK NORTHWEST 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                     ASSETS

                                                            December 31,
                                                     ---------------------------
                                                         2005           2004
                                                     ------------   ------------

Cash                                                 $     83,955   $     64,575
                                                     ------------   ------------

Investment, at fair value:
   Common stock                                         5,923,424      4,920,300
   Mutual funds                                         5,821,334      4,598,562
   Participant loans                                      151,725        207,728
                                                     ------------   ------------

                                                       11,896,483      9,726,590
                                                     ------------   ------------

Receivables:
   Participant contributions                               22,618         24,819
   Employer matching contribution                           9,375         14,210
   Loan payments                                            1,238          1,678
   Employer discretionary contribution                    118,287             --
                                                     ------------   ------------

                                                          151,518         40,707
                                                     ------------   ------------

          NET ASSETS AVAILABLE FOR BENEFITS          $ 12,131,956   $  9,831,872
                                                     ============   ============




2                                                        See accompanying notes.
--------------------------------------------------------------------------------

                                                 FIRSTBANK NORTHWEST 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                    Year Ended
                                                                    December 31,
                                                                        2005
                                                                    ------------

ADDITIONS TO NET ASSETS
   Investment income:
      Net appreciation in fair value of investments                 $    906,481
      Interest                                                           180,155
      Dividends                                                          126,926
                                                                    ------------

                                                                       1,213,562
                                                                    ------------

   Contributions:
      Employee deferral                                                  844,077
      Employee rollovers                                                   8,773
      Employer matching                                                  262,578
      Employer discretionary                                             118,287
                                                                    ------------

                                                                       1,233,715
                                                                    ------------

         Total additions                                               2,447,277
                                                                    ------------

DEDUCTIONS FROM NET ASSETS
   Benefits paid to participants                                         147,193
                                                                    ------------

         NET INCREASE                                                  2,300,084

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                   9,831,872
                                                                    ------------

   End of year                                                      $ 12,131,956
                                                                    ============




See accompanying notes.                                                        3
--------------------------------------------------------------------------------

FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Investment valuation and income recognition:
Investments are stated at fair value based upon quoted market prices, except for participant loans that are stated at cost that approximates their fair value. Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for benefits consists of both realized and unrealized gains and losses on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Allowance for loss on receivables:
There has not been recognition of an allowance for loss on receivables as all receivables are deemed to be 100% collectible or adequately secured as of the date of this report.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on January 22, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:
The Plan provides for various investment options in any combination of common stock and mutual funds. Investment securities of these types are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near-term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

4
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

                                                 FIRSTBANK NORTHWEST 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2 - Plan Description

General:
The following description of the FirstBank Northwest 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a participant directed, defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of FirstBank Northwest (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
An employee with at least one hour of service is eligible to participate in the Plan. An employee may begin contributing to the Plan on the first day of any month after completion of the eligibility requirements. Employees become eligible to receive matching contributions upon completion of 1,000 hours of service within the first 12 consecutive months of employment. Employees who are members of a collective bargaining unit operating within the Company are not eligible to participate in this Plan.

Contributions:
Contributions under the Plan may be made by both the participants and the Company. Participants can voluntarily elect to contribute up to 100% of their annual compensation to the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified, defined benefit or contribution plans. The Company makes matching contributions equal to 50% of the participants salary deferred, up to 6% of eligible compensation. The contributions are invested in various investment options as directed by the participant.

The Company may make discretionary contributions to the Plan in amounts determined by the Board of Directors. Any such contributions are allocated to each participant's account based on the ratio to which that participant's compensation bears to the total compensation of all participants. Discretionary contributions of $118,287 were made to the Plan during the year ended December 31, 2005.

                                                                               5
--------------------------------------------------------------------------------

FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Vesting:
Participants are immediately vested in their voluntary contributions and any income or loss thereon. Vesting in the Company's matching or discretionary contribution portion of their accounts plus actual earnings or losses thereon is based on years of service. Participants become fully vested when five or more years of service is completed, depending on the date of hire. Prior to the completion of five years of service, the participant is vested on a graduated scale depending on date of hire. A participant may also become 100% vested after the attainment of normal retirement age, death, or disability.

Participant's accounts
Each participant's account is credited with the participant's and the Company's contributions and an allocation of net plan earnings and/or losses. Earning and loss allocations are based on participant investment balances. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested balance.

Forfeitures:
In the event of termination of employment prior to the completion of five years of vested service for any reason other than death or disability, a participant forfeits the nonvested portion in their account balance.

Forfeited balances of terminated participants' nonvested accounts are considered a reduction of the employer matching and discretionary contributions. Forfeitures of $5,810 were used to reduce the Company contributions during the year ended December 31, 2005.

Payment of benefits:
Benefits will be paid to participants when they reach normal retirement age, terminate service with the employer, death, or disability. Distributions equal to the value of the participant's vested interest in his or her account can be made in a lump-sum payment or in installments not to exceed the participant's life expectancy.

Plan termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Company.

Participant loans:
Participants may be allowed to borrow from their account up to the lesser of 50% of their vested account balance or $50,000. Loan terms range from zero to five years. The loans are secured by the balance in the participant's account and bear interest at a rate not less than 1.0% above the commercial prime rate of the Company's prime lending facility at the date of the loan. Principal and interest is paid through regular after-tax payroll deductions.

6
--------------------------------------------------------------------------------

                                                 FIRSTBANK NORTHWEST 401(K) PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2 - Plan Description (Continued)

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Company.

Note 3 - Investments

The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.


                                                        2005            2004
                                                    ------------    ------------

Mutual Funds:
   Growth Fund of America                           $  1,301,145    $  1,017,676
   World Growth and Income Fund                          690,639              --
   Investment Company of America                         767,893         660,785
   Other mutual funds                                  3,061,657       2,920,101
                                                    ------------    ------------

             Total mutual funds                        5,821,334       4,598,562
                                                    ------------    ------------

Common Stocks:
     FirstBank NW Corp.                                5,923,424       4,920,300
                                                    ------------    ------------

 Participant loans                                       151,725         207,728
                                                    ------------    ------------

                                                    $ 11,896,483    $  9,726,590
                                                    ============    ============

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds                                                        $    238,319
Common stock                                                             668,162
                                                                    ------------

                                                                    $    906,481
                                                                    ============

                                                                               7
--------------------------------------------------------------------------------

FIRSTBANK NORTHWEST 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 4 - Parties in Interest

Certain Plan investments are shares in FirstBank NW Corp. common stock. These transactions represent investments in the Company and, therefore, qualify as parties in interest.

Certain Plan investments are shares of mutual funds managed by American Funds. American Funds is the custodian of the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has participant loans, which qualify as party in interest transactions.

Note 5 - Concentration of Market Risk

The Plan holds investments in the Plan Sponsor's common stock as well as various securities; accordingly, Plan participants' accounts that hold shares of the Plan Sponsor's common stock are exposed to market risk in the event of a significant decline in the value of such stock.

Note 6 - Subsequent Event

Effective January 1, 2006, American Funds was replaced by AST Trust Company as custodian of the Plan.

On June 4, 2006, Sterling Financial Corporation entered into an Agreement and Plan of Merger (the Merger Agreement) with FirstBank NW Corp. (the Plan Sponsor). Under the terms of the Merger Agreement, FirstBank will be merged with and into Sterling with Sterling being the surviving corporation in the Merger. The Merger is expected to close fourth quarter 2006. At this time, we are unable to determine what the impact of the Merger will have on the Plan.

8
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

                                                 FIRSTBANK NORTHWEST 401(K) PLAN
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
--------------------------------------------------------------------------------


Plan's Sponsor EIN:        82-0138812
Plan Number:               002


                                                                           (c)
                                                                     Description of
                                                                       Investment,
                                                                    Including Maturity               December 31, 2005
                                                                           Date,             --------------------------------
                                       (b)                           Rate of Interest,
                       Identity of Issue, Borrower, Lessor,         Collateral, Par, or         (d)                (e)
     (a)                         or Similar Party                     Maturity Value            Cost          Current Value
  ----------    --------------------------------------------      ----------------------     ----------      ----------------
                American Funds:
      *            Washington Mutual Investors Fund                   11,694.146 shares          **           $    359,127
      *            AMCAP Fund                                         23,884.238 shares          **                452,129
      *            American Mutual Fund                                8,906.663 shares          **                232,998
      *            Investment Company of America                      24,533.306 shares          **                767,893
      *            Growth Fund of America                              42,660.47 shares          **              1,301,145
      *            Bond Fund of America                                8,737.663 shares          **                115,512
      *            American Balanced Fund                             20,771.773 shares          **                369,114
      *            Capital Income Builder                              7,765.931 shares          **                411,827
      *            New Economy Fund                                   17,372.342 shares          **                404,081
      *            Intermediate Bond Fund of America                  12,550.615 shares          **                168,806
      *            World Growth and Income Fund                       18,952.779 shares          **                690,639
      *            U.S. Treasury Money Fund of America               548,063.072 shares          **                548,063
                Common stock:
      *            FirstBank NW Corp.                                    185,107 shares          **              5,923,424
                Loans:
      *            Participant Loans                                     4.00% - 7.75%           --                151,725
                                                                                                              -------------

                                                                                                              $ 11,896,483
                                                                                                              ============

*  - A party in interest as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

                                                                               9
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